                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Gemplus International S.A.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                  LU012170629-4
                                  (ISIN Number)

                               Jean-Pierre Charlet
                     General Counsel and Company Secretary
                                c/o Gemalto N.V.
                             Koningsgracht Gebouw 1
                             Joop Geesinkweg 541-542
                                     1096 AX
                                    Amsterdam
                                 The Netherlands
                                 +31 205 620 680
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                           Gregory B. Astrachan, Esq.
                               Jon J. Lyman, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                             London EC2R 7HJ England
                                +44 207 696 5454

                                  June 2, 2006
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-----------------------                                        -----------------
IISIN NO. LU012170629-4                                        PAGE 2 OF 6 PAGES
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gemalto N.V. (formerly Axalto Holding N.V.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    274,813,800
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         274,813,800
 PERSON WITH   -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
     274,813,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
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     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of Ordinary Shares ("Ordinary Shares") of Gemplus International S.A., a company incorporated under the laws of the Grand Duchy of Luxembourg (the "Company"), to amend the Schedule 13D filed on May 26, 2006 (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended in its entirety as follows:

     On December 6, 2005, Gemalto N.V., then named Axalto Holding N.V. ("Gemalto"), entered into a Combination Agreement (the "Combination Agreement") with the Company, certain entities of the Texas Pacific Group (the "TPG Entities") and certain Quandt family entities and members (the "Quandt Entities" and together with the TPG Entities, the "Significant Shareholders") party thereto. The TPG Entities and the Quandt Entities also each respectively entered into with Gemalto a Contribution in Kind Agreement (together, the "Contribution Agreements") under which each of them agreed, subject to various conditions, to contribute the Contribution Shares to Gemalto, constituting an aggregate of 43.6% of the outstanding Shares, in exchange for shares of Gemalto (the "Contribution"). Under the Combination Agreement and the Contribution Agreements, on June 2, 2006 the Contribution of the Contribution Shares by the Significant Shareholders was made in exchange for shares of Gemalto issued through an increase in the share capital of Gemalto reserved to the Significant Shareholders, at a ratio of 2 Gemalto shares for every 25 Ordinary Shares (the "Exchange Ratio"). Concurrent with the Contribution, the Company commenced the distribution pro rata to all of its shareholders as of such date, including the TPG Entities and the Quandt Entities, Euro 0.26 per Gemplus share from its available share premium/reserves under the terms of the Combination Agreement.

     Under the terms of the Combination Agreement, on June 1, 2006 Gemalto also made the requisite filing with the French AMF to commence a global offer (the "Offer") for the remaining Ordinary Shares it does not hold, at the Exchange Ratio. The French AMF published its avis de depot relating to the Offer on June 2, 2006.

     Gemalto intends and expects, through the Contribution and Offer, to gain control of the Company in the context of the business combination of the Company and Gemalto. Under the terms of the Combination Agreement, upon the completion of the Contribution, the Company recomposed its board of directors by (i) setting the number of directors at five; (ii) replacing the current directors with Daniel Le Gal, Alex Mandl, Olivier Piou, Werner Koepf and Michel Soublin, each for a term ending at the Company's general meeting approving the annual accounts for the year ending December 31, 2008; and (iii) granting authorization to the board of directors of the Company to delegate day to day management to any of the five directors. Olivier Piou is currently and under the terms of the Combination Agreement will remain after the completion of the Offer, the Chief Executive Officer and a member of the board of directors of Gemalto. Michel Soublin is currently a member of the board of directors of Gemalto. Upon completion of the Contribution, Alex Mandl became Executive Chairman of the board of directors of Gemalto and was replaced as Chief Executive Officer of the Company by Frans Spaargaren, Chief Financial Officer of the Company.


                                       3

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Other management restructuring of the Company and Gemalto will also be implemented in the context of the business combination of the Company and Gemalto. The Combination Agreement and Contribution Agreements were filed as Exhibits 1, 2 and 3 to the Schedule 13D and the description of these agreements contained herein are qualified by their entirety by reference to such Exhibits, which are incorporated by reference hereby.

     Depending on the number of ADSs and Ordinary Shares that remain held by the public following completion of the Offer, the ADSs may be required to cease to be quoted on the Nasdaq National Market and/or the Ordinary Shares and ADSs may become eligible for termination of registration under Section 12 of the Act; the Ordinary Shares may likewise no longer meet the requirement for listing on Euronext Paris. Gemalto would also reserve the right, if available, to cause such termination of quotation, listing or registration or termination of the Company's ADS program in the future.

     Under the terms of the Combination Agreement, Gemalto and the Company will remain separate legal entities upon completion of the Offer. Gemalto and the Company reserve the right to examine the possibility of restructuring the companies in the context of the business combination. To the extent a procedure that would give Gemalto the right to acquire shares that it does not hold subsequent to the Offer becomes available in the future, depending on the number of Ordinary Shares Gemalto holds subsequent to the Offer, Gemalto would reserve the right to conduct such a procedure or other transaction with similar effect, including by merger, if it determines to do so.

     Except as set forth above, neither Gemalto nor any person named in Schedule A has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Gemalto may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

          (a) As a result of the transactions described in this statement, Gemalto directly owns 274,813,800 Ordinary Shares of the Company, which constitute approximately 43.5% of the outstanding Ordinary Shares of the Company. The percentage used in this paragraph 5(a) is calculated based upon 630,369,279 Ordinary Shares outstanding as of December 31, 2005 as reported in the Company's Form 6-K as filed with the Securities and Exchange Commission on February 9, 2006.

          (b) Gemalto holds voting and dispositive power over the 274,813,800 Ordinary Shares it owns.

          (c) Pursuant to the Combination Agreement and the Contribution Agreements, on June 2, 2006, Gemalto acquired 274,813,800 Ordinary Shares in exchange for 21,985,104 Gemalto shares. Except for the


                                       4

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 Combination Agreement, Contribution Agreements, and the transactions contemplated thereby, neither Gemalto nor, to the best of its knowledge any of the directors or executive officers listed in Schedule A to the Schedule 13D, has effected any transactions in the Ordinary Shares in the last 60 days.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]


                                       5

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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 2, 2006

Gemalto N.V.


By: /s/ Olivier Piou
    ---------------------------------
Name: Olivier Piou
Title: Chief Executive Officer

       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D WITH RESPECT TO
                          GEMPLUS INTERNATIONAL S.A.]